

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2023

Alex Wu
Chief Financial Officer
NaaS Technology Inc.
Newlink Center, Area G, Building 7, Huitong Times Square
No.1 Yaojiayuan South Road, Chaoyang District
Beijing, 100024
The People's Republic of China

> **Re: NaaS Technology Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Response dated August 9, 2023**
> **File No. 001-38235**

Dear Alex Wu:

We have reviewed your August 9, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2023 letter.

Response dated August 9, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 103

1. We note your response to comment 4. Item 16I(b) of Form 20-F states: "Also, any such identified foreign issuer that uses a variable-interest entity *or any similar structure* [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant is required to provide the below disclosures for itself and its consolidated foreign operating entity or entities." Additionally, page 15 of our Release No. 34-93701, "Holding Foreign Companies Accountable Act Disclosure," clarifies that a registrant should "look through a VIE *or any structure* [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant and provide the required disclosures about any consolidated operating

company or companies in the relevant jurisdiction." As previously requested, please provide us with the information required by Items 16I(b)(2), (b)(3) and (b)(5) for all of your consolidated foreign operating entities in your supplemental response.

 Please contact Austin Pattan at (202) 551-6756 or Jennifer Gowetski at (202) 551-3401 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Shu Du